December 5, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 31, 2007
File No. 333-145818

Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007

Form 10-Q for the quarter ended June 30, 2007
File No. 1-8497

Ladies and Gentlemen:

As orally requested by the staff on December 5, 2007, ITC^DeltaCom, Inc. (the “Company”) hereby submits supplemental information in support of its responses dated November 28, November 29, and December 3, 2007 to comment 1 on the reviewed filings contained in the staff’s letter to the Company dated November 19, 2007. The supplemental information is set forth directly following comment 1 duplicated below.

Form 10-K – December 31, 2006

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Customer Acquisition Costs, page F-11

1. We note your response to prior comment 5. We continue to believe that the third-party installation costs are under the scope of Questions 3 and 4 of SAB Topic 13(A)(3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the third-party installation costs can be recovered over the initial contract term for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the contract. Since you amortize the installation and acquisition costs over the two-year average initial customer contract, you should revise to limit the amortization period to the initial contract term for each specific customer. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately. If a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

Securities and Exchange Commission

December 5, 2007

Steps in Calculating Amortization Under the Actual Life Methodology

As requested by the staff on December 5, 2007, the Company has provided the following to more specifically describe how it calculated amortization expense under the methodology that was reflected in the Company’s supplemental submission dated December 3, 2007, including Attachments A and B thereto, which takes into account the actual initial contract lives of new customers (referred to herein as the “actual life methodology”).

Separate Identification of Individual Customer Contracts. All new customer contracts are executed with either a 12, 24 or 36 month term. Such information is recorded within the Company’s sales commission system which provides a detailed listing of all new customer contracts sold under 12, 24 and 36 month contract terms, a summary of total new monthly recurring revenue sold under 12, 24 and 36 month terms, and total contractual revenue (e.g. $10,000 per month for 36 months generates $360,000 in total contractual revenue).

Aggregation of Individual Customer Contracts. All new customer contracts are standard agreements with similar provisions. The only material differences between customer contracts are (i) the initial minimum contractual term, and (ii) the monthly recurring revenue due the Company for each month of the initial contract term, which is a function of market pricing conditions. Accordingly, within the three distinct initial contract term categories (referred to as the “term categories”), all customer contracts are similar with respect to material terms.

Securities and Exchange Commission

December 5, 2007

Recording Incremental Direct Costs Incurred Within Each Initial Term Category. Customer acquisition costs consist primarily of (i) non-recurring charges paid to another service provider for the installation of a leased facility from a Company point of co-location with that service provider to the customer’s premises, and (ii) internal personnel costs associated with the design, engineering, testing and installation of the customer’s service.

Non-recurring charges from the other service provider are billed to the Company on a customer-by-customer basis along with all other recurring charges for leased services. Such invoices are processed through the Company’s accounts payable system and entries are recorded to cost of sales or deferred customer acquisition costs, as appropriate. Internal personnel costs are captured via the Company’s time management reporting system and new customer installations are separately identified. Monthly accounting entries are made to defer the total amount of such incremental direct costs incurred associated with new customer installations during the month by recording such costs to the balance sheet.

Because the amount of such non-recurring charges varies only nominally by customer, the amount of total costs incurred associated with each specific term category is determined based on the respective total monthly contractual revenue for that contract term category relative to the total monthly contractual revenue for all contract terms. The following illustrates this calculation:

Initial Contract Term	Total Monthly Recurring Revenue Sold (A) Identified by Contract Term Category	% of Total Monthly Recurring Revenue Sold by Contract Term Category		Total Deferred Customer Acquisition Costs Incurred in the Period	Deferred Customer Acquisition Costs Categorized According to Initial Term Category
12 months	$150,000	15%	}		$75,000
24 months	$200,000	20%		$500,000	$100,000
36 months	$650,000	65%			$325,000
Total	$1,000,000	100%			$500,000

(A)	Amounts represent the hypothetical monthly recurring revenue sold for all new customer contracts in any given month. Total contractual revenue, however, for such total new customers would total $30.0 million in the example presented in the table above.

Securities and Exchange Commission

December 5, 2007

The Company is able to conclude that the above methodology of attributing customer acquisition costs to initial contract term categories is appropriate because the cost experience associated with any specific customer is substantially the same as the cost experience associated with any other customer. Specifically, the internal personnel effort to initiate service to a customer with a 12-month contract is the same as efforts to initiate service to a customer with either a 24-month or 36-month contract. Accordingly, the direct incremental costs incurred for the turn-up of all new customers is the same without regard to initial contract term. In addition, the Company leases its facilities from the local incumbent carrier under volume-priced plans whereby the Company receives equivalent pricing on all leased facilities, and the non-recurring charge for initial installation of each customer’s leased facility is substantially the same because all such leased facilities are purchased on a month-to-month term with similar pricing. Accordingly, the Company’s contractual relationship with its customer is not a factor in determining the amount of incremental direct installation cost charged to the Company by the local incumbent carrier. Slight variances in such charges will occur from state to state depending upon the variability of tariff rates for purchased services, but such differences in total incremental direct costs would not vary significantly and are not material.

Calculation Of Weighted Average Initial Contract Term For Each Class Of Assets Placed In A Month. The weighted average initial contract terms for the fiscal periods presented in the Company’s supplemental submission to the staff dated December 3, 2007 were calculated by multiplying the applicable initial monthly term by the percentage of deferred customer acquisition costs for that initial term category (i.e., as a percentage of the total deferred customer acquisition costs incurred for such period). The following illustrates this calculation for a given month:

Initial Contract Term	Total Deferred Customer Acquisition Costs Incurred in the Period	% of Total Def. Customer Acq. Costs	Weighted Average Initial Contract Term
12 months	$75,000	15%	1.8
24 months	$100,000	20%	4.8
36 months	$325,000	65%	23.4
Total	$500,000	100%	30.0

Securities and Exchange Commission

December 5, 2007

Calculation Of Amortization Expense For Each Monthly Class Of Assets. Amortization expense was calculated using the Weighted Average Initial Contract Term for each monthly class of assets for the period from January 1, 2003 through September 30, 2007 using each month’s separate, distinct Weighted Average Initial Contract Term. Accordingly, in the example presented in the above table, amortization expense under the actual life methodology was calculated using a 30.0 month life. Any unamortized customer acquisition costs associated with contract cancellations during a subsequent month were expensed during the month of customer cancellation. For purposes of the Company’s analysis reflected in Attachments A and B of the Company’s supplemental submission dated December 3, 2007, the Company utilized the actual historical experience of customer cancellations for each month.

Prospective Company Methodology For Amortizing Deferred Acquisition Costs.

As requested by the staff, the Company will undertake to change its method of amortizing deferred customer acquisition costs from its current accounting method of amortizing such costs over a 24-month period on a straight-line basis to an accounting method that is consistent with the procedures outlined above and which were utilized in presenting its supplemental analysis submitted to the staff on December 3, 2007. Such methodology for amortization will be utilized for purposes of calculating amortization of deferred customer acquisition costs during the quarter ending December 31, 2007 which will be included in its annual report on Form 10-K for the year ended December 31, 2007. In particular, the Company will undertake to discontinue its practice of amortizing such costs on a straight-line basis over 24 months and will adopt an amortization methodology that calculates amortization based on the actual weighted average initial term contract for all amounts capitalized during every month. The weighted average initial term will be adjusted each subsequent month to write off any unamortized balance of deferred customer acquisition costs in the event of customer cancellations.

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If the staff would like additional information, or has any questions or comments, with respect to the foregoing matters, please contact the undersigned at telephone number 256-382-3827 or Sara Plunkett at telephone number 256-382-3918.

Very truly yours,

/s/ Richard E. Fish, Jr.

Richard E. Fish, Jr.

Chief Financial Officer

cc:	BDO Seidman, LLP
Hogan & Hartson L.L.P.